02022372

ATES
NGE COMMISSION
.C. 20549

OMB APPROVAL
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50128

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF THE BROKER-DEALER: **STATE FARM VP MANAGEMENT CORP**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Three State Farm Plaza, R4
(No. and Street)

Bloomington (City) IL (State) 61791-0001 (Zip Code)

PROCESSED
JUN 26 2002
THOMSON
FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David Grizzle (309) 766-2558
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
PRICEWATERHOUSECOOPERS LLP
(Name – *if individual, state last, first, middle name*)

One North Wacker Drive, (Address) Chicago (City) IL (State) 60606-2807 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

RECD S.E.C.
JUN 03 2002
535

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

State Farm VP Management Corp.

(A wholly-owned subsidiary of State Farm
Mutual Automobile Insurance Company)

Report on Audit of Financial Statements and Supplemental Schedule

For the Year Ended December 31, 2001

State Farm VP Management Corp.

Index

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
One North Wacker
Chicago IL 60606
Telephone (312) 298 2000

Report of Independent Accountants

To the Board of Directors and Stockholder of
State Farm VP Management Corp.:

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in stockholder's equity and cash flows present fairly, in all material respects, the financial position of State Farm VP Management Corp. (the "Company") at December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplemental Schedule on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 20, 2002

State Farm VP Management Corp.

Statement of Financial Condition
December 31, 2001

ASSETS

Cash and cash equivalents	$ 30,824,800
Receivable from affiliates	670,438
Receivables from affiliate and associated partnership	108,244
Deferred tax asset - federal income taxes	10,247,218
Deferred tax asset - state income taxes	1,254,195
Other assets	711,771
Total assets	$ 43,816,666

LIABILITIES AND STOCKHOLDER'S EQUITY

Payable to Parent, net	$ 3,576,149
Payable to affiliates	670,438
Payable to associated partnership	25,606
Total liabilities	4,272,193
Stockholder's equity:	
Common stock, $1 par value; 20,000 shares authorized, 10,000 shares issued and outstanding	10,000
Additional paid-in capital	59,190,000
Retained earnings (deficit)	(19,655,527)
Total stockholder's equity	39,544,473
Total liabilities and stockholder's equity	$ 43,816,666

The accompanying notes are an integral part of these financial statements.

State Farm VP Management Corp.

Statement of Operations
For the Year Ended December 31, 2001

Revenue:	
Commissions	$ 16,836,861
Dividend income	571,561
Other income	1,800,878
Total revenue	19,209,300
Expenses:	
Commissions	16,685,220
Advertising and marketing	15,783,330
Employee compensation and benefits	10,408,270
Overhead	3,505,277
Regulatory fees	2,550,628
General	2,435,428
Total expenses	51,368,153
Income (loss) before income taxes	(32,158,853)
Income tax benefit	12,503,326
Net income (loss)	$ (19,655,527)

The accompanying notes are an integral part of these financial statements.

State Farm VP Management Corp.

Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2001

	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Total Stockholder's Equity
Balance at December 31, 2000	$ 10,000	$ 1,190,000	$ -	$ 1,200,000
Capital contribution from Parent	-	58,000,000	-	58,000,000
Net income (loss)	-	-	(19,655,527)	(19,655,527)
Balance at December 31, 2001	$ 10,000	$ 59,190,000	$ (19,655,527)	$ 39,544,473

The accompanying notes are an integral part of these financial statements.

State Farm VP Management Corp.

Statement of Cash Flows
For the Year Ended December 31, 2001

Cash flows from operating activities:	
Net income (loss)	$ (19,655,527)
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:	
Increase in receivables from affiliates and associated partnership	(105,323)
Increase in deferred tax assets - federal and state income taxes	(11,501,413)
Increase in other assets	(711,771)
Increase in payables to Parent, affiliates and associated partnership	3,598,834
Net cash (used in) provided by operating activities	(28,375,200)
Cash flows from financing activities:	
Proceeds from capital contribution from Parent	58,000,000
Net cash (used in) provided by financing activities	58,000,000
Net increase in cash and cash equivalents	29,624,800
Cash and cash equivalents, beginning of year	1,200,000
Cash and cash equivalents, end of year	$ 30,824,800

The accompanying notes are an integral part of these financial statements.

State Farm VP Management Corp.

Notes to Financial Statements

1. **General Information**

State Farm VP Management Corp. (the "Company") is a registered broker and dealer in securities under the Securities Exchange Act of 1934. The Company is a wholly-owned subsidiary of State Farm Mutual Automobile Insurance Company ("SFMAIC" or "Parent"). The Company was formed for the purpose of underwriting and distributing certain securities products for SFMAIC and other affiliates. Before January 1, 2001, the Company sold and serviced its variable annuity and variable life products only through an independent contractor agency force of its affiliates State Farm Life Insurance Company ("SFL") and State Farm Life and Accident Assurance Company ("SFLAAC"), which are wholly-owned subsidiaries of SFMAIC.

Effective January 1, 2001, the Company began selling retail mutual funds to the general public in Kansas, Missouri, North Carolina, and Virginia. The Company began selling these products to all states in March 2001. The ten mutual funds offered are: State Farm Equity Fund, State Farm Small Cap equity Fund, State Farm International Equity Fund, State Farm S&P 500 Index Fund, State Farm Small Cap Index Fund, State Farm International Index Fund, State Farm Equity and Bond Fund, State Farm Bond Fund, State Farm Tax Advantaged Bond Fund, and State Farm Money Market Fund.

As a result of the introduction of these retail mutual funds, the Company began incurring expenses related to the daily operations of this business. In anticipation of the sale of these products, the Company received capital contributions from SFMAIC during 2001 as follows: $3,000,000 in January, $35,000,000 in March, and $20,000,000 in October. The Company anticipates receiving continual capital contributions from SFMAIC for the next couple of years while the Company remains in a net operating loss position.

Effective March 30, 2001, the Company entered into a sales agreement with Phoenix Home Life Mutual Insurance Company ("Phoenix Home Life") and Insurance Placement Services, Inc. to sell Phoenix Home Life variable annuities and variable life products to the higher end markets.

2. **Significant Accounting Policies**

a. Cash and cash equivalents are invested in a money market account consisting primarily of short-term obligations of U.S. government and its agencies and instrumentalities.

b. Commission income is recognized when earned and related expenses are expensed when incurred on variable annuity and variable life insurance sales and mutual fund sales. The retail mutual funds are sold with a load. This represents commission income to the Company and a portion is paid to the registered representative within the independent contractor agency force with the remaining retained by the Company. Dividend income is recorded as income on the ex-dividend date.

c. The Company recognizes other income for the 12b-1 distribution fees on the shares in the retail mutual funds. Shares are charged fees at an annual percentage rate of the average daily net assets to compensate the Company for certain distribution and shareholder servicing expenses.

d. The Company is a member of a consolidated Federal income tax group. At the state level, the Company files in all but five states. In those five states it files with some or all of the State Farm affiliates and in the remaining states, it files as a separate company. The consolidated Federal income tax liability is apportioned to each entity in accordance with an authorized written agreement. The allocation is based upon separate return calculations with current credit for net losses and tax credits. Deferred income taxes are established for the future tax effects of temporary differences between the tax and financial reporting bases of assets and liabilities using currently enacted tax rates.

   Deferred income tax assets are valued based upon the expectation of future realization on a "more likely than not" basis. A valuation allowance is established for that portion of deferred income tax assets which cannot meet this realization standard. At December 31, 2001, a valuation allowance was not established since the Company's analysis indicates that it is more likely than not that the deferred tax assets will be realized in future periods by the consolidated group.

   There is no difference between the expected statutory rate and effective tax rate for the provision for current and deferred income tax expense.

e. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

f. For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days.

3. Regulatory Net Capital Requirement

Pursuant to the Securities and Exchange Commission's Uniform Net Capital Rule ("Rule 15c3-1"), the Company is required to maintain minimum net capital and an allowable ratio of aggregate indebtedness to net capital as defined under this Rule. The Company operates under the basic method, which requires minimum net capital, as defined, equal to the greater of $25,000 or 6-2/3% of aggregate indebtedness. At December 31, 2001, the Company had net capital of $26,791,474 which was $26,506,662 in excess of its required minimum net capital. The required minimum net capital amount of $284,812 is included in cash and cash equivalents in the accompanying Statement of Financial Condition. The ratio of aggregate indebtedness to net capital is 0.16 to 1 at December 31, 2001.

4. Transactions with Affiliates and Associated Partnership

At December 31, 2001, the Company had amounts due to/from SFMAIC, affiliates and an associated partnership for commissions, income taxes and general expenses surrounding the sales of insurance and retail mutual fund products. All expenses, excluding regulatory fees, appearing within the accompanying Statement of Operations, are allocated from SFMAIC or other affiliates. The net payable to Parent included in the accompanying Statement of Financial Condition represents reimbursement to the Company for the use of its net operating loss and the expenses noted below.

The Company, SFMAIC, SFL and State Farm Indemnity Company ("SFIC") are parties to a servicing agreement whereby SFMAIC, SFL and SFIC provide certain services and office space to the Company. The Company and its affiliates share certain administrative, occupancy, advertising and marketing expenses. The allocation of these expenses is determined through usage studies and is included in the accompanying Statement of Operations.

The Company also receives an allocation of the employee compensation and benefits from SFMAIC associated with its defined benefit plan and other postretirement benefits. The Company has no legal obligation under these plans. SFMAIC allocates amounts to the Company based upon employee counts.

5. Securities and Exchange Commission Rule 15c3-3

The Company claims exemption from Rule 15c3-3 of the Securities Exchange Act of 1934 as provided by paragraph k(1). Accordingly, the Company is not required to submit a computation for determination of reserve requirements or information relating to possession or control requirements.

SUPPLEMENTAL SCHEDULE

State Farm VP Management Corp.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission December 31, 2001

Total stockholder's equity	$ 39,544,473
Deductions and/or charges:	
Nonallowable assets:	
Receivables from Parent and affiliate	82,638
Other assets	12,053,865
Total deductions and/or charges	12,136,503
Net capital before haircuts on securities positions	27,407,970
Haircuts on securities:	
Trading and investment securities:	
Other securities	616,496
Net capital	$ 26,791,474
Aggregate indebtedness:	
Items included in statement of financial condition:	
Payables to Parent, affiliates and associated partnership	$ 4,272,193
Total aggregate indebtedness	$ 4,272,193
Computation of basic net capital requirements:	
Minimum net capital requirement	$ 284,812
Excess net capital	$ 26,506,662
Excess net capital at 1000%	$ 26,364,254
Ratio: Aggregate indebtedness to net capital	0.16 to 1

There were no material differences between the above computation of net capital and the corresponding computation submitted by the Company in Part IIA of their unaudited Form X-17a-5 as of December 31, 2001.